Commission File Number 001-31914

Exhibit 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on April 25, 2019 at the conference room located on Floor A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated April 10, 2019. Out of the Company’s five supervisors, four supervisors attended the Meeting. The following supervisors attended the meeting in person: Jia Yuzeng, the chairman of the Board of Supervisors, and Song Ping, a supervisor of the Company. Luo Zhaohui and Tang Yong, supervisors of the Company, attended the Meeting by means of telecommunication. Huang Xin, a supervisor, was on leave for other business and authorized Song Ping in writing to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2019

The Board of Supervisors believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2019 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2019 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on the Evaluation Report for the Year of 2018 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on the Corporate Governance Report of the Company for the Year of 2018

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2018

Voting result: 5 for, 0 against, with no abstention

5.	The Proposal on the Working Plan with regard to Internal Control of the Company for the Year of 2019

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 25, 2019

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